

02026552


RECD S.E.C.
MAR 2 6 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

ASIA PULP & PAPER COMPANY LTD
(Translation of Registrant's Name Into English)

118 Pioneer Road, Singapore 639598, Republic of Singapore
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

On March 22, 2002 Asia Pulp & Paper Company Ltd. ("APP") announced its preliminary unaudited results for APP China Group Limited for the nine months ended September 30, 2001, the year ended December 31, 2000 and production, sales volume and average realized selling prices for 2001.

A copy of the press release is included in this Form 6-K.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-7364) which was filed on August 1, 1997 with the Securities and Exchange Commission and was declared effective on September 2, 1997.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10284) which was filed on April 26, 1999 with the Securities and Exchange Commission and was declared effective on May 10, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10636) which was filed on July 29, 1999 with the Securities and Exchange Commission and was declared effective on August 2, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11000) which was filed on October 13, 1999 with the Securities and Exchange Commission and was declared effective on October 13, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11258) which was filed on December 20, 1999 with the Securities and Exchange Commission and was declared effective on December 27, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11646) which was filed on March 14, 2000 with the Securities and Exchange Commission and was declared effective on March 14, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11908) which was filed on May 4, 2000 with the Securities and Exchange Commission and was declared effective on May 4, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-12080) which was filed on June 2, 2000 with the Securities and Exchange Commission and was declared effective on June 2, 2000.

 **APP** **ASIA PULP & PAPER COMPANY LTD**

118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES PRELIMINARY UNAUDITED RESULTS FOR APP CHINA GROUP LIMITED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, THE YEAR ENDED DECEMBER 31, 2000 AND PRODUCTION, SALES VOLUME AND AVERAGE REALIZED SELLING PRICES FOR 2001

Singapore, March 22, 2002—Asia Pulp & Paper Company Ltd (*"APP"*) today announced the preliminary, unaudited condensed and consolidated financial results for the nine months ended September 30, 2001 and revised, preliminary, unaudited condensed and consolidated financial results for the year ended December 31, 2000 for APP China Group Limited (*"APP China"*) and production, sales volume and average realized selling prices for its principal operating subsidiaries in China – Gold East Paper (Jiangsu) Co., Ltd (*"Gold East"*), Gold Hongye Paper (Suzhou Industrial Park) Co., Ltd (*"Gold Hongye"*), Gold Huasheng Paper (Suzhou Industrial Park) Co., Ltd (*"Gold Huasheng"*) and Ningbo Zhonghua Paper Co., Ltd. (*"Ningbo Zhonghua"*) (collectively, the *"PRC Subsidiaries"*). The preliminary, unaudited condensed and consolidated financial statements for the nine months ended September 30, 2001 and the revised, preliminary, unaudited condensed and consolidated financial statements for the year ended December 31, 2000 supplement this press release.

APP also announced today that LTC & Associates were appointed auditors of APP China on January 8, 2002. LTC & Associates replaced Arthur Andersen, who tendered their resignation as APP China's auditors. LTC & Associates is a member firm of BKR International.

* * * * *

FINANCIAL HIGHLIGHTS

The following chart shows certain financial highlights for APP China as discussed in greater detail in the press release.

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
	(in millions of U.S. dollars, except percentages)	
Net sales	970.8	1,220.1
Gross profit	119.1	137.7
Gross profit margin	12.3%	11.3%
Operating profit/(loss)	5.4	2.9
Operating profit margin	0.6%	0.2%
Net profit/(loss)	(181.7)	(141.4)

Commenting on the preliminary financial results for the nine months ended September 30, 2001 and the 2000 financial results for APP China released today, Hendrik Tee, APP's Chief Financial Officer, stated:

> "While operating conditions were challenging and market prices for APP China's products remain depressed, we were pleased that APP China was able to increase significantly its sales volumes during 2001 as products from the new capacity which came on line in 2000 gained market acceptance. At the end of 2000, APP China's management wrote down the value of its pulp and paper inventory because of a sudden decrease in pulp and paper prices. The write-down reduced gross margins by approximately 5.5% for the full year ended December 31, 2000. In 2001, lower average realized selling prices caused gross margins to remain low."

Mr. Tee added that:

> "With the commencement of commercial production of Gold East's Off Machine Coater #2 in January 2002, Gold East now has converting capacity of approximately 1.2 million tonnes of coated paper annually."

* * * * *

PRELIMINARY, UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2001

The financial data for the nine months ended September 30, 2001 and the operating data APP is releasing to the public today is preliminary and subject to changes, some of which may be significant. You should not place undue reliance on the financial and operating information set forth in this press release.

Third Quarter 2001 Compared To Second Quarter 2001

Net sales increased 5.6% to approximately US$345.4 million in the third quarter of 2001 from approximately US$326.9 million in the second quarter of 2001 primarily due to higher sales volumes, partially offset by lower average realized selling prices for all of APP China's major products.

Gross profit increased 46.6% to approximately US$65.5 million in the third quarter of 2001 from approximately US$44.7 million in the second quarter of 2001. Gross profit, as a percentage of net sales, increased to 19.0% in the third quarter of 2001 from 13.7% in the second quarter of 2001. The increase was primarily due to lower average costs of raw materials, principally pulp, liner board, corrugating medium and waste paper.

Operating expenses increased 23.1% to approximately US$42.8 million in the third quarter of 2001 from approximately US$34.7 million in the second quarter of 2001. As a percentage of net sales, operating expenses increased to 12.4% in the third quarter of 2001 from 10.6% in the second quarter of 2001. General and administrative expenses increased 31.5% to approximately US$24.4 million in the third quarter of 2001 compared to approximately US$18.6 million in the second quarter of 2001, primarily due to an increase in accruals for management fees due to APP group affiliates for the reimbursement of costs as well as an increase in insurance premiums. Income from operations increased to approximately US$22.8 million in the third quarter of 2001 from approximately US$10.0 million in the second quarter of 2001.

APP China had a foreign exchange loss of approximately US$16.8 million in the third quarter of 2001 compared with a foreign exchange gain of US$3.6 million in the second quarter of 2001. This loss arose primarily from APP China's Japanese yen and Deutschemark denominated borrowings, as these currencies appreciated against the U.S. dollar in the third quarter of 2001.

Net loss increased to approximately US$62.4 million in the third quarter of 2001 from approximately US$51.6 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Net sales increased 9.5% to approximately US$326.9 million in the second quarter of 2001 from approximately US$298.5 million in the first quarter of 2001, primarily due to higher sales volumes, partially offset by lower average realized selling prices for paper and packaging products.

Gross profit increased significantly to approximately US$44.7 million in the second quarter of 2001 from approximately US$8.9 million in the first quarter of 2001. Gross profit, as a percentage of net sales, increased to 13.7% in the second quarter of 2001 from 3.0% in the first quarter of 2001. The increase was primarily due to lower average costs of raw materials, principally pulp, liner board, corrugating medium and waste paper and a revaluation of inventory in the second quarter of 2001.

Operating expenses decreased 4.0% to approximately US$34.7 million in the second quarter of 2001 from US$36.2 million in the first quarter of 2001. As a percentage of net sales, operating expenses decreased to 10.6% in the second quarter of 2001 from 12.1% in the first quarter of 2001. APP China had income from operations of approximately US$10.0 million in the second quarter of 2001 compared with a loss from operations of approximately US$27.3 million in the first quarter of 2001.

APP China had a foreign exchange gain of approximately US$3.6 million in the second quarter of 2001 compared with a foreign exchange gain of approximately US$22.5 million in the first quarter of 2001. This gain arose primarily due to gains on APP China's Deutschemark denominated borrowings, which arose as the Deutschemark depreciated slightly against the U.S. dollar, while the Japanese yen remained relatively constant against the U.S. dollar in the second quarter of 2001, compared with a relatively stronger depreciation of the Deutschemark and a depreciation of the Japanese yen against the U.S. dollar in the first quarter of 2001.

Net loss decreased to approximately US$51.6 million in the second quarter of 2001 from approximately US$67.7 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Inventories decreased to approximately US$380.5 million, comprising approximately US$234.4 million in finished goods and work in process and approximately US$169.9 million in raw materials and spare parts, before an inventory write-down of approximately US$23.7 million for the reduction in the market value, at September 30, 2001 from approximately US$642.4 million, comprising approximately US$415.2 million in finished goods and work in process and approximately US$294.8 million in raw materials and spare parts, before an inventory write-down of approximately US$67.5 million for the reduction in the market value, at December 31, 2000. The decrease in finished goods and work in process in 2001 resulted from the sale of finished goods and work in process built up in 2000. The decrease in raw materials and spare parts arose as a result of more efficient management of raw materials, especially of pulp.

Short-term borrowings decreased to approximately US$1,054.3 million at September 30, 2001 from approximately US$1,436.8 million at December 31, 2000 primarily due to a net reduction in short-term trade financing.

Current maturities of long-term debt decreased by an aggregate of approximately US$204.9 million and due from related parties decreased by an aggregate of approximately US$200.9 million as a result of the deconsolidation of three companies which ceased to be subsidiaries of APP China in August 2001. These three companies were acquired by AUP Management Services Ltd ("***AUPM***"), a joint venture company in which APP China holds a minority interest, pursuant to the exercise of its security rights under financing arrangements. These financing arrangements are guaranteed by APP and Asia Pulp & Paper Company (China) Pte Ltd, a wholly owned subsidiary of APP China, and secured by power facilities owned by three of the PRC subsidiaries in China. See "Revised, Preliminary, Unaudited Condensed and Consolidated Financial Results for 2000—2000 Compared to 1999" below for further details.

Cash Flows For The Nine Months Ended September 30, 2001

The major sources of cash for the nine-month period ended September 30, 2001 were earnings before interest, taxes, depreciation and amortization ("***EBITDA***") of approximately US$96.2 million, decreases in cash, cash equivalents and short-term investments of approximately US$419.3 million and decreases in working capital (net of a US$43.8 million reversal of an inventory write-down) of approximately US$212.0 million.

The major uses of cash included management of short-term working capital facilities of approximately US$361.5 million, of which approximately US$126.0 million comprised collateralized deposits offset against these facilities and the remainder of which were fluctuations in working capital facilities, a net reduction in short-term trade facilities and payment of interest of approximately US$119.2 million. Other major uses of cash included the acquisition of property, plant and equipment of approximately US$160.5 million, primarily for the purchase of an off-machine coater at Gold East, and advances to APP International Finance (BVI) III Ltd. The treatment of these advances will depend on the outcome of the restructuring.

* * * * *

REVISED, PRELIMINARY, UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR 2000

On August 2, 2001, APP released selected preliminary, unaudited financial data as of December 31, 2000, for APP China. In the August 2, 2001 release, APP emphasized that the preliminary financial data set forth in the release was preliminary, unaudited and subject to change. The revised, preliminary, unaudited financial data for the year ended December 31, 2000 released today contains significant changes to certain of the data released on August 2, 2001. In addition, the preliminary, unaudited financial data for the year ended December 31, 2000 released today has not been audited and is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on this financial and operating information.

2000 Compared to 1999

APP China's consolidated net sales were approximately US$1,220.1 million in 2000, a significant increase from consolidated net sales of approximately US$379.8 million in 1999. This increase was primarily due to a significant increase in sales volumes of APP China's products resulting from the commencement of commercial production of the Gold East, Gold Huasheng and Gold Hongye paper mills in January 2000. APP China's gross profit increased to approximately US$137.7 million in 2000, a 58.4% increase compared to gross profit of approximately US$86.9 million in 1999. However, APP China's gross profit margin decreased to 11.3% in 2000 from 22.9% in 1999 as a result of the commencement of commercial operations of the Gold East, Gold Huasheng and Gold Hongye paper mills in January 2000, which introduced new products to APP China's product line, and increased costs of waste paper. The new products consisted primarily of paper, which required a corresponding increase in the amount of pulp held in inventory. As the price of pulp and paper decreased significantly at the end of 2000, APP China wrote down the value of its pulp and paper inventory by approximately US$67.5 million, resulting in higher cost of goods sold.

Consolidated income from operations of APP China was approximately US$2.9 million in 2000, a decrease from income from operations of approximately US$38.9 million in 1999. In 2000, net interest expense increased significantly to US$140.7 million from net interest income of US$2.4 million in 1999, primarily due to interest expense on the APP China bonds issued in March 2000, an increase in the amount of borrowings to finance working capital requirements and the cessation of interest capitalization upon commencement of commercial operations of the Gold East, Gold Huasheng and Gold Hongye paper mills in January 2000.

Foreign exchange gain increased to approximately US$38.4 million in 2000 compared to approximately US$14.1 million in 1999. This increase was primarily due to gains on APP China's Japanese yen and Deutschemark denominated borrowings which arose as these currencies depreciated against the U.S. dollar in 2000. Other — net increased to approximately US$37.0 million in 2000 from approximately US$3.2 million in 1999, primarily due to financing costs in connection with the power plant financing in late 1999.

APP China's consolidated net loss was approximately US$141.4 million in 2000, compared to a consolidated net income of approximately US$36.9 million in 1999.

APP China's working capital needs increased significantly in 2000 as a result of the commencement of commercial operations of the Gold East, Gold Huasheng and Gold Hongye paper mills in January 2000. The increased working capital requirements resulted primarily from the build-up of raw materials inventory in preparation for the start-up of new machines and the build-up of finished goods inventory as the new machines commenced commercial operations. APP China's inventories increased to approximately US$642.4 million at December 31, 2000 from approximately US$299.7 million at December 31, 1999 and short-term borrowings increased to approximately US$1,436.8 million at December 31, 2000 from approximately US$635.8 million at December 31, 1999. Long-term debt (including current maturities of long-term debt) increased to approximately US$2,000.6 million at December 31, 2000 from approximately US$1,567.3 million at December 31, 1999, primarily as a result of the APP China bonds issued in March 2000.

APP China's due from related parties increased to approximately US$510.0 million at December 31, 2000 from approximately US$13.2 million at December 31, 1999, primarily as a result of advances to APP International Finance (BVI) III Ltd amounting to approximately US$313.2 million, and the remainder was primarily due to related party advances arising from the acquisition of AIP (China) Mauritius Ltd ("***AIP (China)***"). AIP (China) is the entity through which APP China owns 49% of AUPM which, through other companies, has provided loans to three of the PRC Subsidiaries secured by power facilities owned by three of the PRC Subsidiaries in China. Upon the acquisition of AIP (China) by APP China, the shareholder loan made by AIP (China) to the joint venture company was consolidated into APP China's accounts as a due from related parties. The treatment of these advances will depend on the outcome of the restructuring.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments and reclassification. APP China's consolidated net loss of approximately US$141.4 million for 2000 is higher than the preliminary loss of US$114.6 million announced in August 2001, primarily due to a further write-down of approximately US$35.7 million relating to a reduction in the market value of inventory as a result of a decrease in pulp and paper prices. APP China's cost of goods sold increased and other –net decreased for 2000 compared to the amounts announced in August 2001, primarily due to a reclassification of an inventory write down of approximately US$31.8 million from other– net to cost of goods sold.

Balance sheet adjustments. As a result of the defaults on its existing indebtedness, APP China reclassified all its long-term debt to current liabilities.

* * * * *

BREAKDOWN OF DEBT AND INTEREST EXPENSE WITHIN AND OUTSIDE CHINA

The table below sets forth the breakdown of interest expense and financing costs, short-term borrowings and long-term debt (including current maturities of long-term debt) attributable to APP China (unconsolidated), APP China's subsidiaries outside China and APP China's subsidiaries within China.

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
	(in millions of U.S. dollars)	
Interest expense and financing costs:		
APP China (unconsolidated)	44.7	47.1
APP China Subsidiaries Outside China	46.7	60.2
APP China Subsidiaries Within China	113.3	137.8
Total	204.7	245.1

	As At September 30, 2001	As at December 31, 2000
	(in millions of U.S. dollars)	
Short-term borrowings:		
APP China (unconsolidated)	--	--
APP China Subsidiaries Outside China	--	--
APP China Subsidiaries Within China	1,054.3	1,436.8
Total	1,054.3	1,436.8

	As At September 30, 2001	As at December 31, 2000
	(in millions of U.S. dollars)	
Long-term debt (including current maturities of long-term debt):		
APP China (unconsolidated)	338.1	335.7
APP China Subsidiaries Outside China	119.9	310.1
APP China Subsidiaries Within China	1,346.2	1,354.8
Total	1,804.2	2,000.6

* * * * *

The preliminary, unaudited condensed consolidated financial results for the nine months ended September 30, 2001 and the year ended December 31, 2000 of APP China have been prepared on the basis of International Accounting Standards which differ in certain material respects from generally accepted accounting principles in the United States and in other countries.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2001

The table below sets forth the production and sales volumes and the average realized sales prices in 2001 for each of the PRC Subsidiaries.

PRODUCTION VOLUMES
(in thousands of tonnes)

				2001			
	1999	2000	2001	1Q	2Q	3Q	4Q
Ningbo Zhonghua:							
Packaging	462	483	454	101	116	118	118
Gold Huasheng:							
Paper	--	213	237	51	60	64	62
Gold East:							
Paper	--	866	775	178	214	210	172
Gold Hongye:							
Tissue	--	100	106	22	23	30	31

SALES VOLUMES
(in thousands of tonnes)

				2001			
	1999	2000	2001	1Q	2Q	3Q	4Q
Ningbo Zhonghua:							
Packaging	505	480	481	105	117	141	119
Gold Huasheng:							
Paper	--	172	236	51	61	61	63
Gold East:							
Paper	--	698	875	174	222	266	212
Gold Hongye:							
Tissue	--	59	67	15	15	17	20

AVERAGE REALIZED SALES PRICES
(US$ per tonne)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Ningbo Zhonghua:							
Packaging	611	678	586	616	607	554	576
Gold Huasheng:							
Paper	--	845	748	739	754	742	762
Gold East:							
Paper	--	774	650	682	654	648	620
Gold Hongye:							
Tissue	--	1,260	1,214	1,264	1,290	1,153	1,169

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	**2Q**	**3Q**	**Total**	**2000**	**1999**
Net sales	298,499	326,914	345,364	970,778	1,220,098	379,834
Cost of goods sold	289,602	282,223	279,852	851,678	1,082,418	292,921
Gross profit	8,897	44,691	65,512	119,101	137,680	86,913
Operating expenses:						
Selling	16,987	16,177	18,351	51,514	51,143	18,318
General and administration	19,181	18,558	24,400	62,139	83,685	29,727
Total operating expenses	36,167	34,734	42,751	113,653	134,828	48,045
Income (loss) from operations	(27,270)	9,957	22,761	5,448	2,852	38,868
Other income (expense):						
Interest expense—net	(48,767)	(48,262)	(49,213)	(146,243)	(140,722)	2,358
Foreign exchange gain (loss) – net	22,540	3,554	(16,807)	9,287	38,351	14,147
Other – net	(15,135)	(16,202)	(18,099)	(49,436)	(37,008)	(3,213)
Other income (expense)—net	(41,362)	(60,910)	(84,119)	(186,391)	(139,379)	13,292
Income (loss) before income taxes	(68,633)	(50,953)	(61,357)	(180,944)	(136,528)	52,160
Income tax expense (credit)	(82)	417	385	719	3,695	6,225
Income (loss) before minority interest	(68,550)	(51,370)	(61,743)	(181,663)	(140,223)	45,935
Minority interest	858	(229)	(662)	(33)	(1,221)	(9,007)
Net income (loss)	(67,692)	(51,599)	(62,405)	(181,696)	(141,444)	36,928

Financial data as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 is preliminary, unaudited and subject to change.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Balance Sheets at
September 30, 2001, December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short-term investments:			
Restricted	202,198	328,211	327,683
Unrestricted	126,100	419,430	315,949
Accounts receivable:			
Trade	180,220	162,843	94,332
Others	146,072	129,277	70,398
Inventories	380,544	642,430	299,676
Advances and prepayments	79,200	116,136	213,866
Total Current Assets	1,114,334	1,798,328	1,321,904
Due from related parties	420,521	509,958	13,179
Property, Plant and Equipment – net	2,728,671	2,651,080	2,731,128
Other Assets – net	194,800	196,865	141,071
Total Assets	4,458,326	5,156,231	4,207,282
Current Liabilities:			
Short-term borrowings	1,054,336	1,436,833	635,794
Accounts payable	216,260	292,566	469,568
Other liabilities	161,833	68,463	33,171
Current maturities of long-term debt	1,804,174	2,000,576	213,651
Total Current Liabilities	3,236,603	3,798,438	1,352,184
Due to Related Parties	74,147	36,230	36,606
Deferred Income Tax	7,426	7,426	7,426
Other liabilities	18,189	10,457	11,617
Long-term Debt—net of Current Maturities	--	--	1,353,695
Minority Interest	54,575	54,542	55,089
Stockholders' Equity	1,067,386	1,249,139	1,390,665
Total Liabilities and Stockholders' Equity	4,458,326	5,156,231	4,207,282

Financial data as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 is preliminary, unaudited and subject to change.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	*2000*	*1999*
Income (loss) before income tax and minority interest	(68,633)	(50,953)	(61,357)	(180,944)	(136,528)	52,160
Interest expense and other financing costs	67,643	66,040	71,003	204,686	245,131	2,357
Depreciation	28,326	30,141	18,942	77,409	85,492	27,044
Amortization	1,441	1,441	1,441	4,322	2,623	1,829
Foreign exchange loss (gain)	(22,540)	(3,554)	16,807	(9,287)	(38,351)	(14,147)
EBITDA	6,237	43,114	46,836	96,186	158,367	69,243
CAPEX:						
Capital expenditures	112,831	32,302	15,337	160,470	150,994	340,773
Capitalized interest	4,103	4,796	4,940	13,839	9,468	97,887
Total	116,934	37,098	20,277	174,309	160,462	438,660
DEBT:						
Proceeds from borrowings	137,573	26,731	20,779	185,083	1,567,574	1,508,141
Repayment of borrowings	(210,360)	(179,344)	(156,927)	(546,631)	(291,122)	(571,632)
Net proceeds (repayments)	(72,787)	(152,613)	(136,148)	(361,548)	1,276,452	936,509
Interest income	6,900	5,764	4,423	17,086	56,891	4,715

Financial data as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 is preliminary, unaudited and subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PULP & PAPER COMPANY LTD



By__________________________________

Name: Hendrik Tee

Title: Executive Director
Corporate Finance & Chief
Financial Officer

Date: March 26, 2002